UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

NOTICE
—

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras invites the Company's shareholders to meet at the Extraordinary General Meeting, to be held on November 30, 2023, at 2:00 p.m. (GMT-3 time zone) partially by digital form, pursuant to Resolution No. 81 of the Brazilian Securities and Exchange Commission ("CVM"), of March 29, 2022 ("CVM Resolution 81"), that is, shareholders may participate in the Meeting through the Digital Platform made available by the Company or in person, in the latter case attending the Meeting at the Auditorium 1 of the Senate Building of Petróleo Brasileiro S.A. - Petrobras, located at Av. Henrique Valadares, nº 28, Torre A, 1º subsolo, Centro, Rio de Janeiro, in order to resolve on the following matter:

Extraordinary General Meeting

I.        Proposal to amend articles 21, 22, 23, 25, 28, 29, 30, 34, 36, 40, 43, 44 and 56 of the Bylaws, and consequent consolidation of the Bylaws, in accordance with Management's proposal filed at the Brazilian Securities and Exchange Commission’s and the Company’s electronic addresses.

Considering that this Meeting will be held partially by digital form, shareholders may participate as follows:

(a)       via Distance Voting Ballot (“BVD”), available to shareholders on the Company’s (http://www.petrobras.com.br/ri) and CVM's (http://www.cvm.gov.br) websites or through shareholders custodians;

(b)       via Digital Platform, which may be accessed in person or by a proxy duly constituted pursuant to article 28, §§2º and 3º of CVM Resolution 81, in which case the shareholder may: (i) simply participate in the Meeting, even though he/she has sent the BVD ; or (ii) participate and vote in the Meeting, in which case the voting instructions previously sent by the shareholder in the Distance Voting Ballot will be disregarded, and the vote given through the Digital Platform will prevail; or

(c)       being present at the Meeting, in person or by proxy duly constituted under the terms of article 28, paragraphs 2 and 3 of CVM Resolution 81, on the day, time and place referred to above, with the documents indicated in the Manual for Participation in the Meeting and in the Instructions for Participation in the Meeting, in which case the shareholder may: (i) simply participate in the Meeting, even though he/she has sent the BVD; or (ii) participate and vote in the Meeting, in which case the voting instructions previously sent by the shareholder in the Distance Voting Ballot will be disregarded, and the vote cast during the Meeting will prevail.

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Proof of the status of the Company's shareholder shall be made pursuant to Article 126 of the Brazilian Company Law and Article 13 of Petrobras' Bylaws, as applicable.

The Company informs shareholders who wish to participate in this Meeting that the detailed instructions for all forms of participation can be found in the Manual for Participation in the Meeting and in the Instructions for Participation in the Meeting.

The Company hereby informs shareholders who intend to attend the Extraordinary General Meeting at Auditorium 1 of the Senate Building of Petróleo Brasileiro S.A. – Petrobras or via Digital Platform that they must register by 2:00 p.m. on November 28, 2023 at https://qicentral.com.br/m/age-petrobras-2023-11 by sending the documents listed below. Only for those who choose to attend at Auditorium 1 of the Senate Building of Petróleo Brasileiro S.A. – Petrobras, may the documents be exceptionally presented on the day of the Meeting, and the Company informs that it will be able to receive them from 11:00 a.m., at the place where the meeting will be held.

Participation in person or digitally

Individual Shareholder:

(a) valid ID with photo (original or certified copy) of the shareholder. The following documents can be presented: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (v) Driver's License (CNH);

(b) proof of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution;

(c) the attorney-in-fact of an individual shareholder must present the supporting documents for the representation that comply with the provisions of art. 126 of Law no. 6.404/76 (Brazilian Corporate Law). If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated; and

d) if by digital form, the shareholder must indicate his or her e-mail address in order to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

Company or Legal Entity as Shareholder:

(a) valid ID with photo (original or certified copy) of the legal representative. (original or certified copy). The following documents can be sent: (i) Identity Card (RG); (ii) Foreigner´s Identity Card (RNE); (ii) Passport; (iii) Professional Association Card accepted as identification for legal purposes (e.g., OAB, CRM, CRC, CREA); or (iv) Driver's License (CNH);

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(b) documents providing evidence of the representation, including appointment by proxy and copy of the professional qualification documents and the minutes of the meeting of election of the directors; and, in the case of an investment fund, copies of (i) the fund’s bylaws in force, (ii) the professional qualification documents of its director or administrator, as the case may be; and (iii) the minutes of the meeting of the election of such directors. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated;

(c) proof of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and

(d) if by digital form, the shareholder must indicate his or her e-mail address in order to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

Despite the possibility of being present at Auditorium 1 of the Senate Building of Petróleo Brasileiro S.A. – Petrobras for the Meeting or participating via the Digital Platform, Petrobras recommends that shareholders use the Distance Voting Ballot.

The Company hereby informs that the guidelines provided in the Manual for Participation in the Meeting, as well as in the Distance Voting Ballot itself, are intended to assist shareholders in completing the Distance Voting Ballot. The shareholder who chooses to use the Distance Voting Ballot is solely and entirely responsible for its correct completion, regardless of how he/she has accessed it: either directly (on the Company's or CVM's websites) or indirectly (by transmission of completion to custody agents, voting recommendation consultancies hired by the shareholder, or to the bookkeeping institution of the Company's shares).

All documents regarding the matters to be resolved at this Extraordinary General Meeting are available to shareholders at the Company's (http://www.petrobras.com.br/ri) and the Brazilian Securities and Exchange Commission’s - CVM (http://www.cvm.gov.br) websites, under the terms of CVM Resolution 81.

Rio de Janeiro, October 23, 2023.

Pietro Adamo Sampaio Mendes

Chairman of the Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer